Magna International Inc. Legal Department 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 MAIN (905) 726-2462 OFFICE (905) 726-7070 magna.com

August 8, 2016

Mr. Lyn Shenk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

RE:                          Magna International Inc.
Form 40-F for the Fiscal Year Ended December 31, 2015
Filed March 29, 2016
Form 6-K Filed March 3, 2016
File No. 001-11444

Dear Mr. Shenk:

We confirm receipt of your letter dated July 20, 2016 (the “Letter”) providing comments by the staff of the Securities and Exchange Commission (the “Staff”) on Magna International Inc.’s (together with its subsidiaries, “Magna” or the “Company”) Form 40-F for the Fiscal Year Ended December 31, 2015 and Form 6-K Filed March 3, 2016. As agreed with Ms. Anita Chaudhry and Mr. Doug Jones on July 28, 2016, set forth below are the Company’s responses to your comments. For your convenience, we have reproduced such comments in the order provided, followed by the Company’s corresponding response.

Form 40-F

General

1.              The December 7, 2015 Agency Agreement included as Exhibit 99 to your from 6-K filed on December 8, 2015 indicates that in limited circumstances you may engage in dealings or transactions with or in sanctioned countries which the agreement defines to include Syria and Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 40-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, customers or other direct or indirect arrangements. For instance, you identify BMW Group, Daimler, Volkswagen, Honda, Toyota and Renault-Nissan as customers. Publicly available information indicates that each of these companies may sell products into Syria and/or Sudan. Please tell us whether these customers sell products incorporating your products or components into Syria or Sudan. You should describe any products, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Company Response:

The Company is aware that Syria and Sudan (the “Sanctioned Countries”) are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

After reviewing Magna’s sales and financial records, and making appropriate internal inquiries, we have reconfirmed that there have been no direct sales or known indirect sales from the Company to the Sanctioned Countries during the fiscal years from 2013 to 2015, or during any subsequent interim period (collectively, the “Response Period”).

The Company does not have any subsidiaries, offices, facilities, employees, assets or operations located in, nor any revenue or liabilities associated with, the Sanctioned Countries.  The Company has not had any agreements, commercial arrangements or other contacts with the governments of the Sanctioned Countries or entities they control during the Response Period, nor does it plan on doing so in the future. Based on the foregoing, Magna determined that no disclosure regarding the Sanctioned Countries was needed in the Company’s Annual Report on Form 40-F or in any other public disclosure document.

The Company sells its products and components primarily to original equipment manufacturers, including the customers mentioned in the Letter. While Magna has no reason to believe that such customers are exporting vehicles containing the Company’s products or components to Sanctioned Countries in violation of U.S. laws, Magna has no control or influence over the sale or distribution of its customers’ vehicles.

The Company is committed to complying with all applicable U.S. economic sanctions and export controls, including those applicable to the Sanctioned Countries.

Agency Agreement

The December 7, 2015 Agency Agreement contains standard representations and warranties regarding, among other things, dealings or transactions with or in “Sanctioned Countries”, including Syria and Sudan. The representation and warranty regarding dealings with the Sanctioned Countries is qualified as to disclosure to the Agents or materiality to the Sanctions analysis. We confirm that no such disclosure to the Agents was made, and no such Sanctions analysis required.

2.              Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Company Response:

On the basis of the facts described in our response above, the Company does not believe there is any related material quantitative or qualitative investment or reputational risk for its security holders.

Exhibit 99.4

3.              We note you refer to the Annual Report on Form 40-F of the Company dated the 28th day of March, 2016 for the fiscal year ending “December 31, 2014.” Please amend your filing to provide a revised certification that refers to the correct fiscal year end of December 31, 2015.

Company Response:

We will amend our filing to provide the revised certification with the corrected fiscal year end.

4.              We note you dated the certificate as of the 28th day of “March, 2015.” Please amend to update the year in which the certificate was dated.

Company Response:

We will amend our filing to provide the revised certificate with the correct date.

Form 6-K Filed on March 3, 2016

Exhibit 99.1

Management’s Discussion and Analysis

Financial Condition, Liquidity and Capital Resources

Cash Flow from Operations, page 16

5.              Please provide a more robust discussion of operating cash flow activities including addressing the material drivers underlying significant changes of individual cash flow items. We note you recited items that you describe as non-cash without explaining how these items actually affect operating cash. Refer to section IV.B.1 SEC Release No. 33- 8350 for guidance.

Company Response:

We have reviewed the discussion of Cash Flow from Operations and have reflected Staff’s comment in the Management’s Discussion and Analysis of Results of Operations and Financial Position for the three months and six months ended June 30, 2016, which was filed on Form 6-K on August 5, 2016. The disclosure is reproduced below:

	For the three months ended June 30,
	2016	2015	Change
Net income from continuing operations	$561	$535
Items not involving current cash flows	303	176
	864	711	$153
Changes in operating assets and liabilities	(151)	(271)
Cash provided from operating activities	$713	$440	$273

Cash provided from operating activities before changes in operating assets and liabilities increased $153 million for the second quarter of 2016 compared to the second quarter of 2015 primarily as a result of:

•            an increase in cash received from customers of $1.31 billion as a result of higher total sales as discussed above; and

•            higher dividends received from equity investments of $26 million.

These factors were partially offset by:

•            higher cash paid for material, labour and overhead of $812 million, $179 million and $111 million, respectively, each primarily associated with the increase in sales and other factors discussed in the Cost of Goods Sold and Gross Margin section above;

•            higher cash paid relating to SG&A costs of $45 million;

•            higher cash paid relating to income taxes of $29 million; and

•            higher net interest expense of $6 million as discussed above.

Changes in operating assets and liabilities increased $120 million for the second quarter of 2016 compared to the second quarter of 2015 primarily due to the release of a $125 million cash deposit that was restricted under the terms of a revolving credit facility and therefore included in the prepaid expenses and other balance as of March 31, 2016.  The cash was released due to the repayment of the outstanding balance on the revolving credit facility.

Disclosure controls and procedures, page 24

6.              Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not include the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to your management, including your principle executive and principle financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please confirm to us and revise to clarify, if true, that the conclusion in regard to the company’s disclosure controls and procedures is on the basis as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Company Response:

We confirm that Management’s conclusion with respect to disclosure controls and procedures was on the basis of the full definition of disclosure controls and procedures in Exchange Act rules 13a-15(e) and 15d-15(e). In response to Staff’s comment, the discussion of Controls and Procedures in future Form 40-F filings will include the following revised disclosure:

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information.  We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2015, under the supervision, and with the participation of, our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective.

Disclosure controls and procedures, page 24

7.              We note that both the audit report on the Financial Statements and on Internal Controls over Financial Reporting do not indicate the location of where they were issued. Please amend your filing to include revised audit reports that include this information as required by paragraph 3 of Auditing Standard No. 1 and Rule 2-02(a) of Regulation S-X.

Company Response:

We will amend our Form 40-F to include revised audit reports indicating the location of issuance of such reports.

Notes to Consolidated Financial Statements

Note 20. Stock-Based Compensation

[c] Restricted stock unit program, page 28

8.              We note the dividend equivalents associated with your restricted units. You disclose that dividend equivalents are credited at the times and in the amounts of dividends that are declared and paid on your common shares. Please tell us your consideration of ASC 260- 10-

45-61A and 718-10-55-45 in regard to the effect given to such in computing your earnings per share.

Company Response:

For each of the years ended December 31, 2015 and 2014, approximately $1.3 million of total dividend equivalents were credited or paid to holders of restricted stock units (“RSUs”) and Deferred Share Units (“DSUs”).  Of this amount, dividend equivalent units of 7,101 and 5,773 were recorded for the years ended December 31, 2015 and 2014, respectively.  Overall, there were total stock units outstanding under the equity classified RSU and DSU programs of 1,200,390 units and 1,288,539 units as at December 31, 2015, and 2014, respectively.

These dividend equivalents are payable under the Company’s equity classified RSU and DSU programs which are considered “participating securities” in accordance with ASC 260-10-45-61A.  We acknowledge that the two-class method required by ASC 260-10-45-60A is applicable; however the Company has concluded, and will disclose in future filings containing the dividend equivalents disclosure, that the number of units outstanding under the equity classified RSU and DSU programs is not material to the Company’s EPS calculation.

*  *  *

As requested in your Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that we will forward a copy of your letter and this response to the Company’s audit committee. In addition, our independent auditors have received a copy of your letter and have reviewed this response.

Please feel free to contact me if you have any further questions or comments.

Yours very truly,

/s/ “Bassem Shakeel”	/s/ “Robert Cecutti”
Bassem Shakeel	Robert Cecutti
Vice-President and Corporate Secretary	Controller

c.c.                              Members of the Magna International Inc. Audit Committee
Vince Galifi, Executive Vice-President and Chief Financial Officer
Jeff Palmer, Executive Vice-President and Chief Legal Officer
Atul Mehta, Vice-President, Financial Reporting & Taxation
Adam Burke, Deloitte LLP